Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

What is the duration and distribution rate of the Yieldstreet Prism Fund?

The Yieldstreet Prism Fund's annualized distribution rate is 7%. Distributions represent the quarterly payments you can expect to receive.*

Distributions are expected to be made quarterly, subject to the authorization of the Fund's Board of Directors. The Board of Directors has declared the Fund's initial quarterly distribution.

The Yieldstreet Prism Fund terminates in March 2024.[1]**

* As distributions may exceed our net earnings, distributions may be comprised of ordinary income, net capital gains, and/or a return of capital of your investment in the Fund.

** The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than March 2024. In the months leading up to March 2024, the Fund will opportunistically provide liquidity to the investors as it becomes available. It may take up to twelve months after the Fund's termination to fully monetize any remaining illiquid investments in the Fund's portfolio.

Does the Fund offer me any liquidity?

In addition to the quarterly distributions, there may be the potential for optional liquidity starting around June 2021.[2]

Will you stop launching individual offerings?

Yieldstreet will not stop launching individual offers. Think of the Yieldstreet Prism Fund as your portfolio builder that allows you the ability to potentially diversify your portfolio*. The Yieldstreet Prism Fund is offered in addition to traditional Yieldstreet offerings, not a replacement.[3]

* The Yieldstreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

Are there fees and expenses associated with the Fund?

The following fees and expenses are associated with the Yieldstreet Prism Fund, which will ultimately reduce the funds available for distributions to you as investors:

- Annual Management Fee: 1.0%*
- Annual Administrative Expense: Maximum of 0.50%**
- Estimated Annual Leverage Expense 0.25%***

* The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash equivalents, at the end of the two most recently completed calendar quarters.

** The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs, and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.

Note that if part of the assets remain in cash or cash equivalents, such as money market funds, you will not be charged management fees or administrative expenses on those assets. For example, if 80% of the net assets in the Fund are invested, then only 80% of your investment will incur these fees.

***We expect to mindfully utilize leverage to occasionally buy additional assets. The cost of this leverage is an expense that will be charged to the Fund but should be offset by incremental returns from assets purchased with the leverage. The updated estimated expense of 0.25% assumes that we will utilize leverage at a rate equal to 10% of our average net assets at an assumed rate of 2.5% per annum.

What are the risks of investing in our shares?

Investing in shares of the Fund involves a number of significant risks. As you know, no investment is guaranteed. In addition to the other information contained elsewhere in the prospectus, you should carefully consider the Risk Factors set forth in the prospectus before making an investment in the Fund's shares. If any of such events occur, the Fund's business, financial condition and results of operations could be materially and adversely affected. In such a case, the net asset value of the Fund's shares could decline, and you may lose all or part of your investment.

How am I notified of holdings within the Fund?

Holdings in the Fund are reported to regulators on a quarterly basis, within 60 days after the end of the quarter. This information will be available to investors.

Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Can I invest with a self-directed IRA or entity?

Only investor accounts that have a Yieldstreet Wallet will be eligible to invest. If you have a checkbook IRA with a Yieldstreet Wallet, you are able to invest. You are not able to invest with an IRA that does not have a Wallet or requires a custodian to invest via wire transfer.

Is there a minimum initial investment required?

Yes. You must purchase a minimum amount to invest in the Fund, which is currently $10,000, although we may waive or increase or decrease this minimum permitted subscription amount from time to time at our discretion. Once you have satisfied the minimum initial subscription requirement, any additional purchases of our shares must be in amounts of at least $1,000, except for additional purchases pursuant to our distribution reinvestment plan (DRIP).

Do I have to establish a Yieldstreet Wallet in order to subscribe to shares in the Fund?

Yes. If you are investing in the Yieldstreet Prism Fund, in order to submit an allocation request you must establish a Yieldstreet Wallet from which funds will be withdrawn or you may deposit funds therein at such time.

Where can I find updated information about the Fund?

Depending on the type of update, information may be communicated via email or in the Portfolio section of our website. Updated information can also be found on yieldstreetprismfund.com.

How often will the offering be available for investment?

The Yieldstreet Prism Fund is intended to be open for investment on a monthly basis and may also be available on a more regular basis going forward. Essentially, it is a continuous offering of the Fund's shares as permitted by federal securities laws.

To familiarize yourself with the details of the Yieldstreet Prism Fund, it is important that you review the prospectus, available for download on this page.

Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Are investors in all 50 US states able to invest?

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

Is the Fund fully invested?

All funds typically keep part of their assets in cash due to a variety of tax and regulatory requirements and to be able to invest when opportunities become available. This is especially the case during the ramp-up period of a fund where the cash raised that still needs to be deployed can represent a larger share of the fund's assets.

In the private equity space, you might have heard of the term "dry powder." That term refers to unspent cash waiting to be invested. These funds invest with a long-term mindset and it might take time to find the right opportunities after raising assets within the fund.

With the current global pandemic scenario in place, Yieldstreet is being particularly mindful when evaluating investment opportunities for the Fund as it expects many of the investments will remain in the Fund for the Fund's duration.

Investors should note that when cash is idle and not invested, it does not incur any kind of administrative or management fees or expenses.

For a fund where there is a set distribution rate, such as the Yieldstreet Prism Fund, it might lead to principal being returned through the quarterly distribution. You can decide to keep it or to reinvest it through the Fund's distribution reinvestment program (DRIP).

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

[1]*The Fund will cease investing and seek to liquidate the Fund's remaining portfolio no later than March 2024. In the months leading to March 2024, the fund will opportunistically provide liquidity to its investors as it becomes available. It may take up to twelve months after the Fund's termination, to fully monetize any remaining illiquid investments in the Fund's portfolio.*

[2]*The Fund intends to offer to repurchase shares from investors at the discretion of the Fund's board of directors and depending upon the performance of the Fund. The Fund will limit the number of shares to be repurchased in any calendar year to 20% of the weighted average number of shares outstanding in the prior calendar year, or 5% in each quarter. If the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, the Fund will repurchase shares on a pro-rata basis, and not on a first-come, first-served basis*

[3]*The YieldStreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.*

[4]*The management fee is calculated at an annual rate of 1.00% of the average of the Fund's net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters. BlackRock, as the Fund's sub-adviser, is entitled to receive a management fee from Yieldstreet, as described in the Fund's prospectus.*

[5]*The Fund's administrator will provide facilities and administrative services necessary for the Fund to operate. The Fund has agreed to reimburse the administrator and its affiliates for the fees, costs and expenses incurred by the administrator and its affiliates in providing such services, up to 0.125% (0.50% annualized) of the Fund's net assets (excluding cash and cash equivalents), as determined as of the end of each calendar quarter. Please refer to the Fund's prospectus for additional information regarding this reimbursement.*

[6]*As we expect to responsibly utilize leverage to improve yields, the cost of this leverage is an expense that will be charged to the fund. The estimated expense of 1.5% assumes that we utilize leverage at a rate equal to 25% of our average net assets at an assumed rate of 6% per annum.*